Via Electronic Submission through EDGAR

October 1, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, DC 20549

Attention:  Catherine T. Brown, Staff Attorney and Lisa Kohl, Staff Attorney

Re:

APD Antiquities, Inc.

Preliminary Information Statement on Schedule 14C

Filed August 27, 2012

File No. 000-50738

Ms. Brown and Ms. Kohl:

This letter is being filed on EDGAR in regards to the Staff’s comment letter to us, dated September 11, 2012, in connection with our above referenced Preliminary Schedule 14C.  The Staff’s comment letter referred to above included a deadline for our response by September 25, 2012.  We subsequently requested an extension for our response to Tuesday, October 2, 2012 due to delays in obtaining financial statements from Northern Adventures, Inc., from whom we are proposing to acquire mining assets, and in obtaining pro forma financial statements from our accountants.  Unfortunately the accountants of Northern Adventures, Inc. and those of APD have not yet completed their work and therefore we now request a further extension for our response to Friday, October 5, 2012.

Please do not hesitate to contact our securities counsel, Michael R. Espey at (206) 860-6022 should you have any questions, comments, or responses about the contents of this letter.

Sincerely,

/s/Cindy Swank

Cindy Swank

President and CEO

APD Antiquities, Inc.